

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2018

Stuart Benson
Chief Financial Officer
Helios and Matheson Analytics Inc.
Empire State Building
350 5th Avenue,
New York, New York 10118

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 14, 2017**
> **Form 10-Q for the Quarter Ended September 30, 2017**
> **Filed November 14, 2017**
> **Form 8-K filed November 30, 2017**
> **Form 8-K filed December 11, 2017**
> **File No. 000-22945**

Dear Mr. Benson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Telecommunications